Exhibit 99.1

Tombstone Exploration Receives Financing and

Approval of all State Exploration Permits

TOMBSTONE, AZ--July 14, 2011--Tombstone Exploration Corporation, a Canadian Federal Corporation (OTCBB:TMBXF) (OTCQB:TMBXF) (hereinafter referred to as the “Company”), is pleased to report that it has closed its non-brokered private placement for gross proceeds of $500,000 (the "Private Placement") by the issuance of 10,000,000 units (each a "Unit") at a price of $0.05 per Unit. Each Unit consists of one share of common stock (a "Share") and one-half of one common share purchase warrant (each whole warrant share a "Warrant"). Each Warrant entitles the holder to purchase one common share (a "Warrant Share") at a price of $0.10 until July 14, 2014.

The Company has paid finder’s fees comprised of shares of common stock and warrants equal to 7% of the securities placed by the finder.

The common stock sold through this private placement has not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement under the Securities Act. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

The proceeds of this offering will be used to continue the Company’s exploration program, including geophysical work and ground IP on its wholly owned property in the Tombstone Mining District, along with additional sampling and possibly drilling of further near surface silver/gold targets that have not been drilled and are historically the most sought after resource in the Tombstone area.

Additionally, the Company is inquiring about applying for a TSX Venture exchange listing in Canada as priority for the Company to engage a much greater number of financing opportunities.  Even if the Company moves forward with this additional listing, the Company’s securities will continue to trade on the OTCBB and OTCQB.

The Company has renewed all of its State Exploration Permits in the Tombstone Mining District and they have been executed and finalized by the Arizona State Land Department.  The renewals encompass five sections, totaling approximately 2,600 acres in the Tombstone Mining District. These sections are underlain principally by the Bisbee Group sediments and metasediments that have been highly productive in both the Tombstone Mining District and in the Warren (Bisbee) Mining District, Arizona.

Alan Brown, President of the Company, stated, “We are pleased to receive the financing from Haywood Securities. Considerable work on the property can be accomplished to advance the exploration with the $500,000 prior to the significant drill program planned.”

ABOUT THE COMPANY:

Tombstone Exploration Corporation is focused primarily on the exploration and development of mineral resources.  The Company has the mineral rights to approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona and is the largest landholder in the Tombstone Mining District.

FORWARD-LOOKING STATEMENTS:

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to the Company's ability to obtain additional financing. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in the Company's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact the Company's success are more fully disclosed in the Company’s most recent public filings with the U.S. Securities and Exchange Commission.

CONTACT:

Tombstone Exploration Corporation

Alan M. Brown, President

480-305-4507

480-452-0286 (fax)

alanmbrown@cox.net

www.tombstonemining.com

Investor Relations:

The Eversull Group, Inc.

Jack Eversull, President

972-571-1624

214-469-2361 (fax)

jack@theeversullgroup.com